FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated December 18, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON

DECEMBER 18, 2012

(Drafted in summarized form pursuant to Article 130, Paragraph 1 of Law 6.404/76)

DATE, TIME AND PLACE:  December 18, 2012 at 17:00 p.m. at the Company’s registered offices at Rua Jorge Tzachel, 475 in the city of Itajaí, state of Santa Catarina.  ATTENDANCE:  Shareholders representing 69.65% of the voting capital were present at the meeting. Also present and representing the Company:  the Chief Executive Officer, José Antonio do Prado Fay; the Chief Financial and Investor Relations Officer, Leopoldo Viriato Saboya, and representing the Fiscal Council, Attilio Guaspari. Also present were Antonio Humberto Barros dos Santos, representing Ernst & Young Terco  Auditores Independentes S.S.. CONVENING NOTICE: Published in the following newspapers: Diário Oficial do Estado de Santa Catarina and Valor Econômico (São Paulo regional edition), both on November 13, 14 and 15, 2012. CHAIR:  Nildemar Secches, Chairman, and Edina Biava, Secretary. AGENDA: 1.  Ratify the choice of the company Ernst & Young Terco Auditores Independentes S.S., appointed by this Board of Directors to prepare the Appraisal Reports of the Companies SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA.; 2.  Approve the Appraisal Reports referred to in item 1 above, as well as the Protocols and Justifications for the mergers of the companies SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. with BRF – Brasil Foods S.A.; 3.  Approve the mergers of SADIA S.A. and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA. by BRF – Brasil Foods S.A. with the consequent extinguishment of the merged companies; and 4.  Approve the amendment of the following Articles of the Company’s current By-laws: inclusion of paragraphs 1 and 2 in Article 1; Article 3, sections 4 and 6 and sole paragraph, section k; Article 5, paragraph 4; Article 13 heading and sole paragraph; Article 14, sections 4 and 6; Article 18, item 23; Article 32, paragraph 2; Article 34; Article 37 heading and paragraph 1; Article 38 heading and paragraph 1; Article 43; and Article 44; in accordance with the amendment proposal presented. RESOLUTIONS:  After discussion related to matters on the agenda of the day, the shareholders in attendance decided by the majority of votes to: 1. Ratify the choice of the company Ernst & Young Terco Auditores Independentes S.S., a company registered with the CNPJ/MF under the number 61.366.936/0001-25 and with the Regional Accounting Council under the number CRC SP-015199/O-6, located at Av. Presidente Juscelino Kubitschek 1830, 5th and 6th floors, Itaim Bibi, City of São Paulo, State of São Paulo, to prepare the Appraisal Reports of the companies SADIA S.A. (“SADIA”) and HELOÍSA INDÚSTRIA E COMÉRCIO DE PRODUTOS LÁCTEOS LTDA (“HELOÍSA”), with base date as of September 30, 2012. 2. Fully approve, without restrictions, the Appraisal Reports referred to in item 1 above and the terms and conditions of the Protocols and Justifications for the mergers of the companies SADIA and HELOÍSA into BRF – Brasil Foods S.A. BRF – Brasil Foods S.A. (“BRF” or “Company”), which copies, certified by the Chair, will be filed at the Company’s registered offices. 3. Approve, without restrictions, the mergers of SADIA and HELOÍSA into BRF pursuant to the Protocols and Justifications for the mergers, with the consequent extinguishment of the merged companies and the succession of all of their assets, rights and obligation by BRF. Note that the mergers hereby approved will not confer right of dissent or reimbursement of the value of shares to dissenting shareholders or partners of the merged companies, as the case may be, given that 100% (one hundred per cent) of the shares issued by SADIA and 100% (one hundred per cent) of the quotas that represent HELOÍSA’s share capital are owned by BRF. 3.1. the management of the Company is authorized to take all measures necessary to implement and formalize the mergers hereby approved. shall be filed together with these minutes at the Commercial Registry Office and can be accessed from the Company’s website: www.brasilfoods.com/ri; 3.2. With the aforementioned incorporation currently at the approval phase, the incorporated companies shall be declared extinguished on December 31, 2012, when the corporate events of the companies, Sadia and Heloisa to this end shall also be held. 3.3. Branches corresponding to the addresses of the branches of the incorporated companies were created in the Company. 4. Approve the amendment of the Company’s Bylaws, contemplating the following modifications: (a)  inclusion of paragraphs 1 and 2 to Article 1 to clarify that the Company, its shareholders, Directors, Officers and the Fiscal Council members, if the council is active, are bound by BM&FBOVESPA’s Novo Mercado Listing Regulations, and that the Novo Mercado Listing Regulations shall prevail over the provisions of the Bylaws in case a tender offer required under the provisions of the Bylaws of the Company is materially detrimental to the rights of shareholders; (b)  inclusion of the expression “fat and dairy products” to item 4 of Article 3 to reconcile the corporate purpose of the Company with the corporate purpose of SADIA, as a consequence of the merger of SADIA into BRF and relocation of item 6 of Article 3, which joins its sole paragraph as item k; (c)  exclusion, in paragraph 4 of Article 5, of the shareholder obligation to notify the stock exchanges of its holding in the Company, pursuant to CVM Instruction 358/02; (d)  modifications to Article 13 to clarify that the shareholder who attends the shareholders’ meeting with the required documents in hand which attest its shareholder status will be entitled to participate and vote in such meeting even if the shareholder does not previously submit such documents, pursuant to CVM Instruction 481/09 and modification of its sole paragraph in order to improve the development of the procedures in connection with the shareholders’ meeting and to make the wording of such Article more clear; (e)  modification of item 4 of Article 14 in order to conform its wording to the wording of paragraph 1 of Article 1 of the Bylaws and wording adjustment of item 6 of Article 14 with the substitution of the word “subject” for “pursuant”; (f) modification of Article 18, item 23 to clarify that the opinion of the Board of Directors shall be disclosed within fifteen (15) days after publication of the announcement of tender offer initiated for shares; (g)  inclusion in paragraph 2 of Article 32 of the expression “or subsequent holders of Control”, to a better understanding of such provision; (h)  exclusion from Article 34 of the expression “according to the positive variation in the Extended Consumer Price Index (Índice de Preços ao Consumidor Amplo – IPCA) (“IPCA”)”, pursuant to BM&FBOVESPA’s regulations; (i)  wording adjustment in Article 37 with the substitution of the word “shares” for “securities” and inclusion, in paragraph 1 of Article 37, of the expression “within a period of one hundred and twenty (120) days from the date of the shareholders’ meeting that approved the transaction”; (j)  inclusion, in Article 38, of the expression “due regard given to other applicable legal and regulatory rules” and modification of paragraph 1 in order to reconcile it with Article 4 of Law 6,404/76 and Article 16 of CVM Instruction 361/02; (k)  wording improvement of Article 43 and partial relocation of the wording of such provision to the new sole paragraph; and (l)  modification of Article 44 to clarify that the arbitration will be conducted by the Market Arbitration Chamber and that disputes or controversies relating to or caused by the provisions of the Novo Mercado Sanctions Regulations will be settled by arbitration.  The other provisions of the Bylaws of the Company that were not expressly mentioned above remain unaltered. 4.1  In view of the resolutions taken in item 4 above, the shareholders decided to approve the consolidated text of the Company’s new Bylaws, which are an integral part of these minutes in the form of an attachment.  DOCUMENTS ATTACHED:  1.  Shareholders’ Attendance List; 2.  Consolidated Bylaws. 3. The Opinion of the Fiscal Council on the incorporations of the companies; 4. Evaluation Reports prepared by Ernst & Young Terco Auditores Independentes S.S.; 5. Protocols and Justifications for the Incorporation. 6. List of branches; DOCUMENTS FILED WITH THE COMPANY: 1. Proxy instruments granted; 2.  Voting declarations; 3  Appraisal Reports prepared by Ernst & Young Terco Auditores Independentes S.S.; 4.  Protocols and Justifications for the mergers. CONCLUSION:  These minutes having been drafted, read and approved were signed by those present. Nildemar Secches, Chairman; Edina Biava – Secretary. These minutes were authorized for publication omitting the signatures of the shareholders present pursuant to Article 130, paragraph 2 of Law 6,404/76. Itajaí - SC, December 18, 2012.

Nildemar Secches                                                    Edina Biava

   Chairman                                                               Secretary

Francisco da Costa e Silva

Escritório de Advocacia Bocater, Camargo, Costa e Silva Advogados

OAB/RJ 21.370

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   December 18, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director